COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

06018232

SUPPL

November 3, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523) (CIK 0000852933)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of an announcement issued today by Commerzbank regarding its interim results for the third quarter of 2006. This announcement may be of interest to holders of Commerzbank securities. This announcement is also available on the Commerzbank head office website.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
NOV 06 2006
WASH., D.C. 199
SECTION
PROCESSING

SEC File No. 082-02523

CIK 0000852933

November 3rd, 2006

INVESTOR RELATIONS INFORMATION

Interim report as of September 30, 2006:

Commerzbank makes good business progress in Q3 as well

Management board expect record result in 2006

The Commerzbank Group made good progress in its operating business in the third quarter as well. Both net interest income and net commission income could be raised substantially. At 337m euros, the operating profit from July to September was almost 20% lower than a year earlier. However, without the one-off allocation of 293m euros to loan-loss provisions in retail business, which is reflected in these figures, the operating profit was about 50% more than in the previous year and barely lower than in the second quarter. After nine months, the operating profit reached practically 2bn euros and was thus much higher than in the full year 2005.

For the third quarter, the bank has posted a consolidated surplus of 217m euros. After nine months, it stood at altogether 1.24bn euros, or already half as much again as in same period of 2005. Up to September, earnings per share reached 1.89 euros and the after-tax return on equity 14.5%.

The bank's management board were accordingly satisfied. For 2006 as a whole, they expect "one of the best results in our history." In the interim report, they identify the main factors underpinning the bank's success: "In all core segments, we have adopted measures to boost efficiency; we have systematically reduced market and credit risk; and we continue to pursue an effective cost management. Performance continues to be driven by the *Mittelstand* and Corporates & Markets segments. The integration of Eurohypo AG is now largely complete and has been very successful. Currently, we are working on the final component, the joint retail-credit platform which will be launched next year."

Strong operating figures

All core business lines contributed to the good net interest income of 2.94bn euros after nine months, which was a quarter higher than a year previously.

Up to September, provision for possible loan losses amounted to altogether 794m euros. This includes a one-off charge of 293m euros related to the harmonization of provisioning standards between Commerzbank and Eurohypo in retail business. Without this effect, provisioning in current business reveals an encouraging trend and is now at a very low level.

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

Net commission income reached 2.08bn euros by September, representing a large increase of 18% year-on-year. Commerzbank's trading profit expanded even more strongly, by almost 90% to 874m euros. After nine months, total revenue (before provisioning) amounted to 6.6bn euros, 30% higher than in the previous year.

At the same time, operating expenses rose by over 15% to 3.81bn euros. This increase is primarily due to the inclusion of just under 2,400 Eurohypo staff in the consolidated figures as well as to higher provisions for performance-based bonus payments to employees. Just how well the bank has its current costs under control is shown by the slight decline in overall operating expenses in the third quarter. The staff employed in Germany increased by 400 since end-June.

By end-September, the consolidated balance-sheet total had been reduced again slightly to 610bn euros. At the same time, risk-weighted assets were also scaled back. As a result, the core capital ratio (including market-risk positions) improved to 6.7%.

Corporates & Markets and *Mittelstand* continue to drive performance – Retail Banking hit by special effects

The Private and Business Customers segment already had to shoulder a large share of the restructuring expenses in the second quarter and now had to bear the additional burden of the one-off provisioning charge. Despite an encouraging trend in current business, this led to a negative result overall for the first nine months. The bank is confident that sustained profitable growth can soon be achieved again through a market offensive launched at the start of October and innovative products, together with further growth programmes. The segment's target is an operating return on equity of more than 18% by 2010.

In Asset Management, the Commerzbank Group was managing 108bn euros for private and institutional customers per end-September. The nine-month operating profit of 101m euros was roughly on a par with the previous year – with a good return on equity of around 24%.

Commerzbank's *Mittelstand* segment continues to steer a successful course – thanks not only to stronger cross-selling activities and a fresh decline in provisioning, but also to the Polish subsidiary, BRE Bank, which is heading towards a record result. The operating return on equity improved further to a very good 23%, which was well above target.

Corporates & Markets also registered excellent performance. Apart from net reversals of loan-loss provisions, it was above all the consistently successful equity derivatives business, the fixed-income area and foreign-exchange dealing which ensured an outstanding result in the third quarter as well. In the first nine months, the segment's operating profit almost tripled to 504m euros, translating into a high return on equity of 27%.

The two segments Commercial Real Estate and Public Finance and Treasury are strongly influenced by Eurohypo, which has been fully consolidated only since April 2006. Their operating return on equity for the January to September period was 14% and 28%, respectively.

In his outlook, Klaus-Peter Müller promises that the bank will continue to work hard to secure and build upon its market position. He writes: "We intend to achieve this not merely through further strict cost management and increases in efficiency, but also through organic and selective external growth." In practically all core business lines, therefore, the bank has established growth programmes, above all in retail business. In order to increase its presence further in Eastern

Europe, Commerzbank has purchased a 15.3% interest in Russia's twelfth-largest bank, Promsvyazbank, and intends gradually to acquire a majority stake.

The bank's target remains a sustained after-tax return on equity of 15% as from 2010. "As things stand today, we will come much closer to this goal even in the current year. We are confident that we will be able to have our shareholders participate in the good business result for 2006 by making a higher dividend payment" is the statement with which the interim report ends.

Note: The complete interim report is available on the internet from https://www.commerzbank.com/aktionaere/konzern/index.html.

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

Commerzbank Group: income statement (in million euros):

	Jan.-Sept. 2006[1]	Jan.-Sept. 2005	Q3 2006[1]	Q3 2005
Net interest income	2,935	2,339	1,050	771
Provision for possible loan losses	-794	-526	-415	-151
Net commission income	2,080	1,770	703	599
Trading profit	874	468	183	212
Net result on investments- and securities portfolio	720	457	91	79
Operating expenses	3,809	3,292	1,292	1,097
Other result	-10	35	17	6
Operating profit	1,996	1,251	337	419
Restructuring expenses	214	—	—	—
Pre-tax profit	1,782	1,251	337	419
Taxes	415	325	84	126
After-tax profit	1,367	926	253	293
Consolidated profit	1,242	832	217	262
Earnings per share, in euros	1.89	1.40		
Return on equity on consolidated surplus2)	14.5%	12.1%		
Operating cost/income ratio	57.7%	64.9%		

[1] Eurohypo results fully consolidated as from 2nd quarter 2006
[2] annualized

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com